Writer’s Direct Dial (561) 237-1536
Writer’s Direct Fax (561) 362-6116
August 12, 2010
Jeffrey Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liberator Medical Holdings, Inc. Post-Effective Amendment No. 1 to Registration Statement on Form S-1/A Filed August 5, 2010 File No. 333-152652
Dear Mr. Riedler:
     This letter responds to the Staff’s comment letter dated August 11, 2010, to Liberator Medical Holdings, Inc. (the “Company”), with respect to the captioned Form S-1/A.
     1. SEC Comment: Please revise your disclosure to incorporate by reference the company’s 10-K/A filed 7/29/10.
          Company’s Response: Conforming disclosure has been made under the caption “Explanatory Note” and on page 2.
     2. SEC Comment: Please revise your disclosure to incorporate by reference the company’s 8-K filed 3/11/10 (reportable event on 2/26/10).
          Company’s Response: Conforming disclosure has been made under the caption “Explanatory Note” and on page 2.
     3. SEC Comment: Please revise your disclosure to include the signature of the company’s principal accounting officer. According to the company’s original Form S-1, it appears that Robert Davis serves as both the CFO and the principal accounting officer. However, he has not signed this filing in the capacity of the principal accounting officer.
          Company’s Response: Mr. Davis’ signature has been revised to include his capacity as the company’s principal accounting officer.

Very truly yours,
/s/ Jonathan L. Shepard
Jonathan L. Shepard
Attorney for Liberator Medical Holdings, Inc.